As filed with the Securities and Exchange Commission on May 25, 2000

                                             Securities Act File No. 333-90189
                                     Investment Company Act File No. 811-09229

==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------


                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                               (Name of Issuer)
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59021M 10 2
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  Copies to:

Thomas R. Smith, Jr., Esq.               Bradley J. Lucido, Esq.
Brown & Wood LLP                         Merrill Lynch Asset Management, L.P.
One World Trade Center                   P.O. Box 9011
New York, New York  10048-0557           Princeton, New Jersey  08543-9011

                           CALCULATION OF FILING FEE

==============================================================================
Transaction Valuation:  $99,455,000              Amount of Filing Fee: $19,891
==============================================================================

* Calculated as the aggregate maximum purchase price to be paid for (i) 5,500,000 shares in the offer, based upon the net asset value per share ($9.95) at April 14 , 2000 and (ii) $4,500,000 shares in the offer, based on the net asset value per share ($9.94) at April 28, 2000.
**   Calculated as 1/50th of 1% of the Transaction Valuation.
|  | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
     Form or Schedule and the date of its filing.
Amount Previously Paid: ________________     Filing Party: __________________
Form or Registration No.: ______________     Date Filed:: ___________________
|  | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
| | Check the appropriate boxes below to designate any transactions to which the statement relates:
     |  | third-party tender offer subject to Rule 14d-1.
     |x | issuer tender offer subject to Rule 13e-4.
     |  | going-private transaction subject to Rule 13e-3.
     |  | amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on April 19, 2000 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") .

     The Offer terminated at 12:00 midnight, New York time, on May 16, 2000 (the "Expiration Date"). Pursuant to the Offer, 3,199,737.372 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.91 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $31,709,397.35.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.



May 25, 2000                                By  /s/ Terry K. Glenn
                                                -----------------------------
                                                (Terry K. Glenn, President)

                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557

                           Telephone: (212) 839-5300

                           Facsimile: (212) 839-5599


VIA ELECTRONIC FILING
---------------------

May 25, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

Re:  Merrill Lynch Senior Floating Rate Fund II, Inc.
Amendment No. 2 to Issuer Tender Offer Statement
on Schedule TO
-----------------------------------------------------

Dear Sirs:

     On behalf of Merrill Lynch Senior Floating Rate Fund II , Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 2 to the Issuer Tender Offer Statement of the Fund on Schedule TO. Amendment No. 2 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on April 19, 2000 and terminated on May 16, 2000.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5346.

                                                    Very truly yours,


                                                    /s/ Marian S. Singer

Enclosure